Globetech Ventures Corp.
(An exploration stage company)

Consolidated Financial Statements

(Unaudited)

For the six months ended March 31, 2008

in Canadian dollars

Globetech Ventures Corp.
(the "Company")
(An exploration stage company)
Consolidated Financial Statements
For the six months ended March 31, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the accompanying unaudited financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the management of the Company.

"Casey Forward"	"Ping Shen"
Chief Executive Officer	Chief Financial Officer

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Balance Sheets
(in Canadian dollars)
(unaudited)

	March 31,	September
	2008	30, 2007

ASSETS

Current Assets
Cash and cash equivalents	$4,242	$128
GST refundable	4,536	12,491
	8,778	12,619

Equipment (note 2)	924	1,076
Mineral properties (note 3)	101,231	94,231

	$110,933	$107,926

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities (note 4)	$169,491	$145,432
Loans payable (note 5)	36,250	36,250
	205,741	181,682

SHAREHOLDERS' DEFICIENCY

Capital stock
Authorized
Unlimited common shares of no par value
Issued and outstanding - (note 6)	35,316,072	35,225,667
Contributed surplus	2,831,824	2,701,878
Deficit accumulated during the exploration stage	(38,242,704)	(38,001,301)

	(94,808)	(73,756)

	$110,933	$107,926

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Operations and Deficit
(in Canadian dollars)
(unaudited)
	For the three months ended March 31		For the six months ended March 31
	2008	2007	2008	2007

Administrative expenses
Accounting and legal	$41,187	$2,226	$52,282	$7,941
Amortization	75	106	151	212
Consulting fees	-	40,583	10,000	75,545
Interest and bank charges	197	14,103	348	22,718
Management fees	18,000	15,000	36,000	30,000
Office and miscellaneous	4,535	18,012	9,055	24,012
Regulatory and transfer agent fees	2,138	2,178	3,242	2,362
Stock-based compensation	-	-	129,946	-
Telephone	180	439	360	689
Travel and promotion	19	2,243	19	10,455

Net loss for the period	66,331	94,890	241,403	173,934

Deficit, beginning of period	(38,176,373)	(37,479,494)	(38,001,301)	(37,400,450)
Deficit, end of period	$(38,242,704)	$(37,574,384)	$(38,242,704)	$(37,574,384)
Loss per share	$0.00	$0.01	$0.01	$0.01
Weighted average number of shares
Basic and diluted	20,715,945	15,640,751	20,681,110	15,640,751

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency)
(in Canadian dollars)
(unaudited)
	Number of shares	Common Shares issued and fully paid	Contributed Surplus and Equity portion of convertible debentures	Deficit accumulated during the exploration stage	Total
Balance December, 1991	-	$-	$-	$-	$-
Issuance of shares for cash
Private placements	1,280,001	159,500	-	-	159,500
Loss for the period	-	-	-	(32,080)	(32,080)
Balance September 30, 1992	1,280,001	159,500	-	(32,080)	127,420

Issuance of shares for cash
By way of prospectus	600,000	360,000	-	-	360,000
Exercise of options	112,000	67,200	-	-	67,200
Exercise of warrants	100,000	60,000	-	-	60,000
Issuance of shares for property	150,000	90,000	-	-	90,000
Share issue costs	-	(83,205)	-	-	(83,205)
Loss for the year	-	-	-	(105,902)	(105,902)
Balance September 30, 1993	2,242,001	653,495	-	(137,982)	515,513

Issuance of shares for cash
Private placements	400,000	576,000	-	-	576,000
Share issue costs	-	(60,622)	-	-	(60,622)
Loss for the year	-	-	-	(403,571)	(403,571)
Balance September 30, 1994	2,642,001	1,168,873	-	(541,553)	627,320

Issuance of shares for cash
Private placements	418,000	1,121,400	-	-	1,121,400
Exercise of options	204,000	347,440	-	-	347,440
Issuance of shares for finders fees	35,069	99,570	-	-	99,570
Share issue costs	-	(108,570)	-	-	(108,570)
Loss for the year	-	-	-	(343,044)	(343,044)
Balance September 30, 1995	3,299,070	2,628,713	-	(884,597)	1,744,116

Issuance of shares for cash
Private placements	1,488,000	6,178,000	-	-	6,178,000
Exercise of options	1,128,584	4,161,930	-	-	4,161,930
Issuance of shares for finders fees	75,624	197,379	-	-	197,379
Share issue costs	-	(365,874)	-	-	(365,874)
Loss for the year	-	-	-	(1,533,474)	(1,533,474)
Balance September 30, 1996	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage	Total

Balance forward	5,991,278	$12,800,148	$-	$(2,418,071)	$10,382,077
Issuance of shares for cash
Exercise of options	243,000	639,730	-	-	639,730
Exercise of warrants	845,447	3,696,723	-	-	3,696,723
Issued on conversion of debt	2,464,950	4,821,079	-	-	4,821,079
Issuance of common shares for acquisition of subsidiary	171,282	1,124,745	-	-	1,124,745
Issuance of shares for finders fees	65,298	457,086	-	-	457,086
Share issue costs	-	(472,562)	-	-	(472,562)
Equity portion of convertible debentures	-	-	169,760	-	169,760
Loss for the period	-	-	-	(2,822,786)	(2,822,786)
Balance September 30, 1997	9,781,255	23,066,949	169,760	(5,240,857)	17,995,852
Contingent consideration on acquisition of subsidiary	-	(1,086,901)	-	-	(1,086,901)
Issued on conversion of debt	277,776	261,679	(59,219)	-	202,460
	10,059,031	22,241,727	110,541	(5,240,857)	17,111,411
Capital stock consolidation (7.5:1)	(8,717,827)	-	-	-	-
Issued on conversion of debt	221,234	519,691	(110,541)	-	409,150
Issued on settlement of debt	550,000	111,152	-	-	111,152
Loss for year	-	-	-	(20,236,904)	(20,236,904)
Balance September 30, 1998	2,112,438	22,872,570	(110,541)	(25,477,761)	(2,605,191)

Issued on settlement of debt	1,433,364	1,604,029	-	-	1,604,029
Loss for the year	-	-	-	(706,147)	(706,147)
Balance September 30, 1999	3,545,802	24,476,599	-	(26,183,908)	(1,707,309)

Issuance of shares for cash
Exercise of options	24,100	56,321	-	-	56,321
Exercise of warrants	227,273	370,612	-	-	370,612
Issued on conversion of debt	1,830,073	1,078,550	-	-	1,078,550
Issued on settlement of debt	220,748	489,660	-	-	489,660
Subscriptions received in advance	-	369,875	-	-	369,875
Share issue costs	-	(74,141)	-	-	(74,141)
Loss for the year	-	-	-	(438,663)	(438,663)
Balance September 30, 2000	5,847,996	26,767,476	-	(26,622,571)	144,905

Issuance of shares for cash
Private placement	2,000,000	456,840	-	-	456,840
Issued for subscriptions received in advance	227,273	369,875	-	-	369,875
Subscriptions received in advance	-	(369,875)	-	-	(369,875)
Issued on acquisition of equity investment	500,000	192,075	-	-	192,075
Issued on settlement of debt	914,670	502,784	-	-	502,784
Share issue costs	-	(45,492)	-	-	(45,492)
Loss for the year	-	-	-	(1,822,692)	(1,822,692)
Balance September 30, 2001	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Shareholders' Equity (Deficiency) (continued)
(in Canadian dollars)
(unaudited)
			Contributed	Deficit
			Surplus and	accumulated
		Common	Equity portion	during the
	Number of	Shares issued	of convertible	exploration
	shares	and fully paid	debentures	stage -	Total

Balance forward	9,489,939	$27,873,683	$-	$(28,445,263)	$(571,580)
Loss for the year	-	-	-	(319,713)	(319,713)
Balance September 30, 2002	9,489,939	27,873,683	-	(28,764,976)	(891,293)

Loss for the year	-	-	-	(47,171)	(47,171)
Balance September 30, 2003	9,489,939	27,873,683	-	(28,812,147)	(938,464)

Issuance of shares for cash
Private placements	1,797,674	1,299,990	-	-	1,299,990
Issued on conversion of debt	652,000	432,000	-	-	432,000
Acquisition of Brazil Gold Ltda.	2,000,000	4,050,000	-	-	4,050,000
Share issue costs	-	(135,690)	-	-	(135,690)
Contributed surplus	-	-	2,429,100	-	2,429,100
Loss for the year	-	-	-	(7,302,024)	(7,302,024)
Balance September 30, 2004	13,939,613	33,519,983	2,429,100	(36,114,171)	(165,088)

Issuance of shares for cash
Private placement - August 4, 2004 - shares
issued due to repricing clause	302,326	-	-	-	-
Acquisition of Gladys Lake option	50,000	18,504	-	-	18,504
Issued on conversion of debt	180,000	76,704	-	-	76,704
Contributed surplus	-	-	579,654	-	579,654
Loss for the year	-	-	-	(778,853)	(778,853)
Balance September 30, 2005	14,471,939	33,615,191	3,008,754	(36,893,024)	(269,079)
Warrant shares issued	257,812	-	-	-	-
Acquisition of Gladys Lake option	50,000	10,500	-	-	10,500
Issued on conversion of debt	861,000	199,270	-	-	199,270
Loss for the year	-	-	-	(507,426)	(507,426)
Balance September 30, 2006	15,640,751	33,824,961	3,008,754	(37,400,450)	(566,735)
Acquisition of Gladys Lake option	50,000	16,500	-	-	16,500
Issued on conversion of debt	3,731,128	780,330	-	-	780,330
Issued on exercise of stock options	900,000	603,876	(306,876)	-	297,000
Loss for the year	-	-	-	(600,851)	(600,851)
Balance September 30, 2007	20,321,879	35,225,667	2,701,878	(38,001,301)	(73,756)
Issued on conversion of debt	360,000	83,406	-	-	83,406
Acquisition of Gladys Lake option	50,000	7,000			7,000
Contributed surplus	-	-	129,945	-	129,945
Loss for the period	-	-	-	(241,403)	(241,403)
Balance March 31, 2008	20,731,879	$35,316,073	$2,831,823	$(38,242,704)	$(94,808)

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
(An exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)
(unaudited)
	For the three months ended		For the six months ended
	March 31		March 31
	2008	2007	2008	2007

Operating Activities
Net loss for the period	$(66,331)	$(94,890)	$(241,403)	$(173,934)
Items not involving cash
Amortization	75	106	151	212
Stock-based compensation	-	-	129,946	-
Change in non-cash working capital
GST refundable and other receivables	(2,985)	643	7,955	233
Accounts payable and accrued liabilities	73,243	83,586	107,465	154,319
Net cash used in operating activities	4,002	(10,555)	4,114	(19,170)

Financing Activities
Loans payable	-	14,080	-	22,657
Net cash provided from financing activities	-	14,080	-	22,657

Investing Activities
Expenditures on mineral properties	-	-	-	-
Net cash used in investing activities	-	-	-	-
Change in cash and cash equivalents	4,002	3,525	4,114	3,487

Cash and cash equivalents at beginning of period	240	245	128	283

Cash and cash equivalents at end of period	$4,242	$3,770	$4,242	$3,770

The accompanying notes form an integral part of these consolidated financial statements

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
March 31, 2008
(in Canadian dollars)
(unaudited)

1.	Nature of Operations and Significant Accounting Policies

The Company is incorporated under the laws of British Columbia, Canada, and its principal business activities included the acquiring and developing of mineral properties and the processing of related mineral resources. During the year ended September 30, 1998, the Company determined that it was not feasible to continue its mineral property operations. The Company is currently pursuing and evaluating potential business ventures in the mineral field.

These interim consolidated financial statements should be read in conjunction with the audited September 30, 2007 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the September 30, 2007 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

Recent Accounting Pronouncements

Assessing Going Concern:

The Canadian Accountability Standards Board (“AcSB”) amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

Capital Disclosures:

The AcSB issued CICA Handbook Section 1535 “Capital Disclosures” The section specifies the disclosure of (i) an entity’s objectives, policies, and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements. This new Section relates to disclosures which did not have an impact on the Company’s financial results. This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of the section on its financial statements.

Goodwill and Intangible Assets:

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its financial statements.

Financial instruments:

CICA Handbook Section 3862, Financial Instruments - Disclosure, increases the disclosures currently required to enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. CICA Handbook Section 3863, Financial Instruments – Presentation, replaces the existing requirements on the presentation of financial instruments, which have been carried forward unchanged. These standards are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of the adoption of these changes on the disclosure and presentation within its financial statements.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
March 31, 2008
(in Canadian dollars)
(unaudited)

1.	Nature of Operations and Significant Accounting Policies continued International financial reporting standards (“IFRS”):

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

2.	Equipment

				September 30,
	For the six months ended March 31, 2008			2007
		Accumulated
	Cost	amortization	Net book value	Net book value
Office equipment	$5,222	$5,036	$186	$207
Computer equipment	26,313	25,575	738	869
	$31,535	$30,611	$924	$1,076

3.	Mineral Properties and Deferred Resource Property Expenditures

On February 28, 2005, Globetech announced that it entered into an option agreement whereby the Company can earn a 100% interest in the Gladys Lake porphyry molybdenum property from Mr. John Peter Ross of Whitehorse, Yukon. The Gladys Lake property is situated in northwestern British Columbia approximately 50 km northeast of Atlin and 15 km north of the Adanac molybdenum deposit presently undergoing final engineering studies and permitting.

In order to earn a 100% interest, the Company is required to pay a total of $95,000, in ascending payments over a period of four years. The agreement also calls for the issuing of 400,000 shares of Globetech over this same period. Since April 12, 2005, the Company has issued 150,000 shares from treasury. After the four-year period, the Company agrees to pay an annual advance royalty of $25,000 commencing February 28, 2010. On completion of a bankable feasibility, the Company will issue to the vendor a further 400,000 shares of Globetech. The vendor will retain a 3% Net Smelter Return Royalty, 2% of which can be purchased by the Company on a pro-rata basis for the sum of $2,000,000 at any time within five years of commencement of commercial production.

On November 13, 2007, the Company announced that it had entered into an option agreement with Forbes and Manhattan B.C. Ltd. ("Manhattan"). Under this agreement Manhattan may earn a 65% interest in the Gladys Lake molybdenum property by incurring $1.0 million in exploration and development expense and making cash payments to the vendor. Globetech will continue to issue shares to the vendor as previously agreed.

During 2008, the Company paid $NIL (2007 - $nil) and issued an additional 50,000 (2007 - 50,000) shares. Under the option agreement with Manhattan, the Company no longer needs to make cash payments to the vendor.

The schedule of share issuances is as follows:	Date	Shares	Status
	March 21, 2007	50,000	Issued
	March 21, 2008	100,000	Issued
	March 21, 2009	150,000

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
March 31, 2008
(in Canadian dollars)
(unaudited)

3.	Mineral Properties and Deferred Resource Property Expenditures continued

		For the six
	To September	months ended	Cumulative to
The Company has incurred the following costs on the Gladys Lake property:	30, 2007	March 31, 2008	March 31, 2008
Acquisition costs	$70,504	$7,000	$77,504
Exploration costs
Report	13,199	-	13,199
Assessment work	1,789	-	1,789
Geologist	4,000	-	4,000
Transportation	4,739	-	4,739
Total	$94,231	$7,000	$101,231

4.	Related Parties

The Company has entered into the following transactions with related parties which are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

	For the six	For the six
	months ended	months ended
	March 31, 2008	March 31, 2007
Management fees to officers of the Company	$36,000	$30,000
Consulting fees paid to a director	10,000	-
Paid or accrued accounting fees to an officer	3,000	-
	$49,000	$30,000

Included in accounts payable and accrued liabilities was $10,500 (September 30, 2007 - $13,958) due to a director, and $62,272 (September 30, 2007 - $12,000) due to officers of the Company.

Amounts due to related parties do not bear interest, are unsecured, and have no fixed payment terms. Accordingly the fair value cannot be readily determined.

5.	Loans Payable

		September 30,
	March 31, 2008	2007
Loans payable which are unsecured, due on demand and bear interest at 10% per annum	$36,250	$36,250

On January 31, 2007 the Company entered into debt settlement agreements to retire loans of $343,098 plus additional interest of $31,678 for a total of $374,776. The debt was settled in part on May 4, 2007 by the issuance of 1,873,880 shares at a price of $0.20 per share. Additional interest of $36,250 has been recognized and the Company has agreed to issue an additional 241,667 shares as payment in full.

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
March 31, 2008
(in Canadian dollars)
(unaudited)

6.	Share Capital

	a)	Common Shares

The authorized share capital of the Company is unlimited without par value.

b)	Issued	Number of Shares		Share Capital
	Balance, September 30, 2006	15,640,751		$33,824,961
	Acquisition of Gladys Lake option (note 3)	50,000	$0.33	16,500
	Exercise of options	900,000	$0.33	297,000
	Shares issued for debt (note 5)	1,873,880	$0.20	374,776
	Shares issued for debt	1,296,745	$0.20	259,349
	Shares issued for debt	271,500	$0.20	54,300
	Shares issued for debt	289,003	$0.318	91,903
	Contributed surplus allocated	-		306,876
	Balance, September 30, 2007	20,321,879		35,225,665
	Shares issued for debt	360,000	$0.23	83,407
	Acquisition of Gladys Lake option (note 3)	50,000	$0.14	7,000
	Balance, March 31, 2008	20,731,879		$35,316,072

The Company has issued 20,731,879 common shares of which 25,000 shares are held in escrow as at March 31, 2008.

c)	Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 5,800,630 shares. Options granted under the Plan may have a maximum term of five (5) years. The exercise price of the options granted under the Plan will not be less than the fair market value of the common stock at the date of grant. The Plan Administrator shall specify the vesting schedule for each stock option granted.

Total options vested at March 31, 2008 were 1,600,000 (September 30, 2007 - 1,200,000).

(i) The changes in stock options were as follows:

	For the six		For the year
	months ended	Weighted	ended	Weighted
	March 31,	Average	September 30,	Average
	2008	Exercise Price	2007	Exercise Price
Balance outstanding, beginning of year	1,200,000	$0.78	2,100,000	$0.54
Options granted	1,600,000	0.15	-	-
Forfeited	(800,000)	0.30	(900,000)	0.30
Forfeited	(400,000)	USD$1.75
Balance outstanding, end of period	1,600,000	$0.15	1,200,000	$0.78

(ii) Using the fair value method for stock-based compensation, stock-based compensation expense of $129,946 was recorded in the consolidated statements of operations and deficit for the period ended March 31, 2008 (March 31, 2007 - $nil).

This amount was determined using the Black Scholes Option Pricing Model assuming no dividends are to be paid, with a weighted average expected stock option life of 3 years, a weighted average volatility of the Company's share price of 107.1% and an average annual risk free interest rate of 3.8% .

(iii) The following table summarizes information about stock options, outstanding at March 31, 2008:

	Number outstanding at March	Weighted average remaining
Range of exercise prices	31, 2008	contractual life (years)
$ 0.15	1,600,000	2.7
$ 0.15	1,600,000	2.7

Globetech Ventures Corp.
Notes to Consolidated Financial Statements
March 31, 2008
(in Canadian dollars)
(unaudited)

6.	Share Capital continued

	d)	Warrants

At March 31, 2008, the Company had nil (September 30, 2007 - nil) common share purchase warrants outstanding to purchase nil common shares of the Company.

7.	Contingencies

The Company has made a demand for the return of 2,000,000 shares issued in connection with the Amapa property due to breach of the contract. The Company is of the opinion that the breaches incurred by the defendants occurred before any non- performance of the contract on its part and that it should able to exercise its rights under the contract to repurchase the 2,000,000 shares issued for $100.00. The outcome is not determinable.

8.	Subsequent events

Pursuant to the acquisition of the Gladys Lake option, the Company issued 50,000 shares.

The Company issued 200,000 shares to settle the indebtedness with a creditor.